Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Industrial Property Trust Inc.:

We consent to the use of our reports dated March 15, 2017, with respect to the consolidated balance sheets of Industrial Property Trust Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the related consolidated financial statement schedule, Schedule III — Real Estate and Accumulated Depreciation, incorporated by reference in registration statement (No. 333-184126) on Post-Effective Amendment No. 11 to Form S-11 on Form S-3, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Denver, Colorado

August 30, 2017